Total pages 15
Exhibit Index on 14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

02026703

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 33-65230, 333-44517

A. Full title of Plan: FLEETBOSTON FINANCIAL CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110

Financial Statements of the Plan

Report of Independent Auditors

1. Statements of Financial Condition
2. Statements of Income and Changes in Plan Equity
3. Notes to Financial Statements

Exhibit

Consent of Ernst & Young LLP

AUDITED FINANCIAL STATEMENTS

FleetBoston Financial Corporation Employee Stock Purchase Plan

Years ended December 31, 2001, 2000, and 1999

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Audited Financial Statements

Years ended December 31, 2001, 2000, and 1999

Contents

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Report of Independent Auditors

To the Participants and Administrators
of the FleetBoston Financial Corporation
Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the FleetBoston Financial Corporation Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the FleetBoston Financial Corporation Employee Stock Purchase Plan at December 31, 2001 and 2000, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

ERNST & YOUNG LLP

March 25, 2002

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$20,191,242**	$14,028,091
Dividends receivable	**189,796**	117,920
Total assets	**$20,381,038**	$14,146,011
Plan equity	**$20,381,038**	$14,146,011

See accompanying notes.

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

	Year ended December 31		
	2001	**2000**	**1999**
Contributions			
Participants	**$ 7,425,081**	$ 4,455,244	$ 2,267,232
Employer	**1,281,428**	587,827	–
	8,706,509	5,043,071	2,267,232
Investment income			
Unrealized depreciation in FleetBoston Financial Corporation common stock	**(1,476,879)**	(2,900,140)	(209,406)
Realized gains	**768,863**	795,687	1,025,662
Dividend income	**640,966**	390,170	305,708
	8,639,459	3,328,788	3,389,196
Deductions			
Participant withdrawals	**(2,404,432)**	(2,319,792)	(2,258,462)
Net increase	**6,235,027**	1,008,996	1,130,734
Plan equity at beginning of year	**14,146,011**	13,137,015	12,006,281
Plan equity at end of year	**$20,381,038**	$14,146,011	$13,137,015

See accompanying notes.

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The FleetBoston Financial Corporation Employee Stock Purchase Plan (the "Plan") was approved by the Board of Directors on July 13, 1983, and amended and restated as of July 1, 2000. The Plan is intended to qualify as a bona fide employee stock purchase plan for the purposes of the Worker Economic Opportunity Act. All U.S. employees of FleetBoston Financial Corporation (the "Corporation") who have attained the age of majority in their state of residence are eligible to participate, except temporary employees, employees covered by a collective bargaining agreement, and any employee who is not recorded as an employee on the payroll records.

Participants purchase the Corporation's common stock by means of payroll deductions ranging from 1% to 15% of pay, with a maximum annual contribution of $25,000. Effective July 1, 2000, participants who have completed one year of service, as defined, are eligible for a 15% discount, by means of a contribution by the Corporation to the Plan, on shares purchased. Employees eligible for a discount pay 85% of the purchase price and the Corporation contributes the remaining 15% of the purchase price. Eligibility for the discount begins on the first day of the calendar quarter following the completion of one year of service. The Corporation reserves the right to change the discount offered under the Plan, but the discount may not exceed 15%.

All contributions and dividends are used to buy additional shares of the Corporation's common stock that are newly issued or outstanding on the open market. Participants' accounts are immediately credited with their contributions, as well as their share of cash dividends. Participants are immediately vested as to their voluntary contributions, any Corporation contributions under the discount provision, and their share of cash dividends.

Effective July 1, 2000, shares purchased by payroll deduction, including shares purchased without a discount, must remain in the Plan for six months from the date of purchase. The holding period requirement does not apply to shares purchased entirely with dividends.

The Plan was adopted with the expectation that it will continue indefinitely. However, the Board of Directors of the Corporation may amend, revise or terminate the Plan in its entirety or in its application to any subsidiary, division or employing unit.

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The investment in common shares of the Corporation's stock is stated at fair value based upon the quoted market price. To the extent that fair value differs from original cost (determined on an average cost basis) an unrealized gain or loss is recognized.

A participant's cost basis per share (including fractional shares) acquired under the Plan is a pro-rata portion of the actual price paid for shares purchased by EquiServe (the "agent") for all participants acquiring such shares on the same date. To the extent that fair value of participants' withdrawals differs from their cost basis (determined on an average cost basis) a realized gain or loss is recognized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses associated with the administration of the plan were paid by the Corporation.

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Notes to Financial Statements (continued)

3. Federal Income Taxes

The Plan is not subject to federal or state income taxes. The participants of the Plan are responsible for any tax liability incurred as a result of the receipt of dividends or other distributions by the Plan. Participants are also responsible for any tax liability resulting from gains or losses on the sale of their securities, as these occur subsequent to distribution.

4. Investments

Investments at December 31 consist of the following:

2001	**Shares**	**Cost**	**Fair Value**
FleetBoston Financial Corporation Common Stock	**553,184**	**$19,474,064**	**$20,191,242**

2000	**Shares**	**Cost**	**Fair Value**
FleetBoston Financial Corporation Common Stock	373,460	$11,834,034	$14,028,091

FleetBoston Financial Corporation
Employee Stock Purchase Plan

Notes to Financial Statements (continued)

5. Realized Gains

The realized gains on distribution of common stock for the years ended December 31 were as follows:

FleetBoston Financial Corporation Common Stock	Fair Value of Common Stock Distributed	Cost Basis	Realized Gain
2001	**$2,404,431**	**$1,635,568**	**$ 768,863**
2000	2,319,792	1,524,105	795,687
1999	2,258,462	1,232,800	1,025,662

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the FleetBoston Financial Corporation Employee Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLEETBOSTON FINANCIAL CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

By: /s/ Patricia Callahan Fay
Patricia Callahan Fay
Director of Benefits

Dated: March 25, 2002

Exhibit Index

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8. Nos. 33-65230 and 333-44517) pertaining to the FleetBoston Financial Corporation Employee Stock Purchase Plan (the Plan) of our report dated March 25, 2002, with respect to the financial statements of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

ERNST & YOUNG LLP

Boston, Massachusetts
March 25, 2002